UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Brocade Communications Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-25601	77-0409517
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

130 Holger Way, San Jose, CA	95134-1376
(Address of principal executive offices)	(Zip Code)

Jeff Rangel
408-333-6019
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 — Conflict Minerals Disclosure
Brocade Communications Systems, Inc. (“Brocade” or the “Company”) is a leading supplier of networking hardware and software, including Storage Area Networking solutions and Internet Protocol networking solutions for businesses and organizations worldwide. Brocade’s end customers are private sector and public sector organizations of many types and sizes, including global enterprises that use the Company’s products and services as part of their communications infrastructure, and service providers such as telecommunication firms, cable operators, and mobile carriers who use the Company’s products and services as part of their production operations. Brocade offers a comprehensive line of high-performance networking hardware and software products as well as services that enable businesses and organizations to make their data centers and networks more efficient, reliable, and adaptable to the changing demands of new network traffic patterns and volumes. Brocade’s products and services are focused on meeting the stringent requirements necessary for data center infrastructure and applications. Many of the Company’s products have been designed to enable customers to deploy next-generation data center architectures and technologies, which the networking industry refers to as the ‘New IP’, including virtualization, cloud computing, software-defined networking, and Network Functions Virtualization.

For calendar year 2015 (“CY 2015”), Brocade determined that “conflict minerals”1 are necessary to the functionality or production of products that it manufactured and contracted to manufacture. However, Brocade does not obtain any conflict minerals directly from mines or from smelters or refiners where ores are processed; all conflict minerals that may be present in a product manufactured by the Company are the result of incorporating various parts and components of products obtained from its suppliers. Accordingly, Brocade conducted a Reasonable Country of Origin Inquiry (“RCOI”) and obtained information from relevant suppliers who provide the parts and components that are likely to contain one or more conflict minerals. This information included declarations regarding the presence of conflict minerals in products sold to Brocade, the smelters where such conflict minerals were processed, and to the extent such information was available, the mines of origin for any conflict minerals. Brocade successfully engaged with 100% of its in-scope suppliers to assess the source of conflict minerals and made progress year-over-year in driving responsible sourcing processes. In the course of completing its RCOI, the Company determined that some suppliers:

•	Did not provide complete information regarding the origins of the conflict minerals in their products;

•	Responded that they were unable to determine the origins of certain conflict minerals in their products;

•
Reported that they are sourcing conflict minerals from smelters or refiners that have not undergone an audit by the Conflict Free Sourcing Initiative (“CFSI”2) or another agency to be validated as conflict-free or they are active in the Conflict-Free Sourcing Program (“CFSP”) but the audit has not been completed; or

•
Provided an aggregate of all conflict minerals used company-wide for every product they manufacture (as a result there were conflict mineral sources reported to Brocade that may not be used in the Company’s products).

Item 1.01 – Conflict Minerals Disclosure and Report
Brocade’s Conflict Minerals Report (“CMR”) for CY 2015 is provided as Exhibit 1.01 and is publicly available at http://www.brocade.com/en/about-us/corporate-responsibility/governance.html.

[1]
Defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Act”) to include columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives.

[2]
The CFSI, through its Conflict-Free Smelter Program, provides an independent, third-party audit of smelters and refiners, which are then validated as “conflict-free” in accordance with certain global standards. Lists of smelters and refiners that have successfully undergone an audit and meet the required standards are published on CFSI’s website: www.conflictfreesourcing.org. Brocade’s determination was based on a comparison of the list of smelters reported by its suppliers with the versions of these lists that were posted by CFSI as of Compliant Smelter Sourcing Information published by the CFSI on February 29, 2016.

Item 1.02 – Exhibit
See Item 2.01.
Section 2 — Exhibits
Item 2.01 – Exhibits
Exhibit 1.01 — The CMR for CY 2015 as required by items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Daniel W. Fairfax	Date:	May 26, 2016
Daniel W. Fairfax
Senior Vice President and Chief Financial Officer